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        ***  Certain confidential portions of this Exhibit were omitted by means of blackout of the text (the "Mark"). This Exhibit has been filed separately with the Secretary of the Commission without the Mark pursuant to the Company's Application Requesting Confidential Treatment under Rule 24b-2 under the Securities and Exchange Act of 1934.

Exhibit 2.4

AMENDMENT NO. 2 TO DEVELOPMENT AND SUPPLY AGREEMENT

        THIS AMENDMENT NO. 2 TO DEVELOPMENT AND SUPPLY AGREEMENT (this "Amendment") is entered into as of this 30th day of September, 2002 by and among MEDTRONIC,  INC., a Minnesota corporation ("Medtronic") and MACROPORE BIOSURGERY, INC., formerly known as MacroPore, Inc. ("MacroPore"), a Delaware corporation.

RECITALS

        WHEREAS, Medtronic and MacroPore entered into that certain Development and Supply Agreement dated January 5, 2000, as amended by Amendment No. 1 to Development and Supply Agreement dated December 22, 2000 (as amended, the "Agreement") pursuant to which MacroPore agreed to develop bioabsorbable spinal implants and [***] pursuant to Medtronic's designs and specifications and to manufacture and supply such developed products to Medtronic; and

        WHEREAS, Medtronic and MacroPore also entered into that certain Distribution Agreement dated January 5, 2000, as amended by Amendment No. 1 to Distribution Agreement dated December 22, 2000 (as amended, the "Distribution Agreement") pursuant to which MacroPore appointed Medtronic as MacroPore's exclusive distributor of Products in the Cranial Field (as such terms are defined in the Distribution Agreement), under terms and conditions set forth in the Distribution Agreement; and

        WHEREAS, the parties desire to amend the Agreement to include rights regarding TS Surgical Film (as defined herein), to extend the term of the Agreement, and to limit Medtronic's right of first offer for distribution rights in non-cranial fields as provided in the Distribution Agreement.

        NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties mutually agree as follows:

ARTICLE 1
DEFINITIONS

        "Direct Manufacturing Cost" of MacroPore with respect to a Product for a particular period means MacroPore's per unit average direct material, direct labor and variable manufacturing overhead costs for such Product during such period.

        "MacroPore TS Surgical Film Fields" means the following applications to the extent outside the Spinal Field: general and abdominal surgery (pleural cavity, peritoneal cavity, musculature, vasculature); cardio thoracic surgery (pericardial covering, cardiac muscle covering, pericardial cavity); skin, dermis and epidermis repair and/or healing; tendon, ligament, or cartilage repair or healing; application of TS Surgical Film to the arms, legs, hands and feet; obstetrics and gynecology; breast reconstruction/augmentation; non-skeletal ocular; digestive tract, ENT soft tissue applications and dental.

        "Spinal Field" means all applications related to the anatomy of the spine including, but not limited to, the following: spinal fixation, stabilization and/or fusion, spinal cord coverings, exiting nerve root coverings, cauda equina coverings, lamina coverings and vertebral column-cervical, thoracic, lumbar and sacral.

        "TS Surgical Film" means MacroPore's SurgiWrap™ bioabsorbable surgical film products which are less than 0.5 millimeters in thickness, and any other bioabsorbable PLDLA and/or poly-caprilactone surgical film products offered by MacroPore and which are less than 0.5 millimeters in thickness. The

TS Surgical Film (to the extent used in the Spinal Field) shall be referred to as a "Developed Product" for contractual convenience only. By such reference, MacroPore grants Medtronic an exclusive world-wide license to distribute the TS Surgical Film in the Spinal Field. The TS Surgical Film and all intellectual property rights thereto are owned exclusively by MacroPore for all other purposes. The TS Surgical Film shall not be considered "Developed Products" with respect to the Agreement's recitals, the definition of Licensed Intellectual Property, and Sections 12.1 and 12.5(a).

ARTICLE 2
AMENDMENT

        2.1  Section 2.3 (Development Efforts) of the Agreement shall be deleted in its entirety and the following inserted in its place:

          "2.3)    Development Efforts.    MacroPore shall be responsible for developing the ability, equipment and processes to manufacture Spinal Implants and [***] from poly-lactic acid (or other resorbable materials as agreed to by Medtronic) pursuant to Statements of Work. Those Spinal Implants and [***] which MacroPore demonstrates to Medtronic's reasonable satisfaction can be manufactured from poly-lactic acid on a commercially feasible scale and without any material adverse effect on the functionality thereof (versus the functionality of a product manufactured in the same design but from other materials), together with TS Surgical Film, are referred to as "Developed Products." If either Medtronic or MacroPore notifies the other party in writing of a proposal for a potential Developed Product, MacroPore and Medtronic shall, within thirty (30) days thereafter, each designate the appropriate personnel to meet and/or correspond with the appropriate personnel of the other party with a view to evaluating the technical and commercial feasibility of such proposed Developed Product. Attached hereto as Exhibit A is Notice of Proposed Potential Development Products to be initiated at the signing of this Agreement. If the parties mutually determine in their discretion that research and/or development of such proposed Developed Product appears to be desirable and technically and commercially feasible, MacroPore and Medtronic shall each use good faith reasonable efforts to agree upon a Statement of Work for such proposed Developed Product. Such Statement of Work shall, when signed by each of Medtronic and MacroPore, become subject to the general terms and provisions of this Agreement. Subject to the terms and conditions of this Agreement, Medtronic and MacroPore shall each use good faith reasonable efforts to perform their respective responsibilities under each Statement of Work within the timeframes specified in such Statement of Work. Any changes to a Statement of Work will require mutual written agreement by the parties."

        2.2  Section 2.4(a) (Regulatory Approvals) of the Agreement shall be deleted in its entirety and the following inserted in its place:

          "2.4)    Regulatory Approvals.

          (a)  Medtronic shall be responsible for obtaining all necessary regulatory approvals for the commercial sale of the Developed Products (with the exception of TS Surgical Film), including the preparation of the clinical study protocols, selection of investigational sites, preparation of the investigator's brochures, instruction and training of clinical investigators, monitoring the performance of clinical trials, data collection and analysis, reporting of adverse events, preparation and prosecution of regulatory submissions, and post approval clinical studies All regulatory approvals obtained by Medtronic for the Developed Products (except for TS Surgical Film) will be in Medtronic's name and owned by Medtronic. All regulatory approvals obtained by MacroPore for the Developed Products will be in MacroPore's name and owned by MacroPore."

        2.3  Section 3.4(a) and (b) (Regulatory Approvals) of the Agreement shall be deleted in their entirety and the following inserted in their place:

          "3.4)    Regulatory Approvals.

          (a)    Clinicals.    Medtronic shall be responsible for all clinical study design, investigator selection, and data analysis in connection with clinical trials of the Developed Products (with the exception of TS Surgical Film). MacroPore shall give Medtronic such assistance in connection with such clinical studies as Medtronic may reasonably request.

          (b)    Device Approvals.    Medtronic shall be responsible for filing, obtaining and maintaining all necessary regulatory approvals for the importation and sale of Developed Products (with the exception of TS Surgical Film). To the extent permitted by law, all foreign regulatory approvals obtained by Medtronic shall be owned by Medtronic and shall be in the name of Medtronic. All foreign regulatory approvals obtained by MacroPore will be in MacroPore's name and owned by MacroPore"

        2.4  A new Section 4.5 (Regulatory Approvals) shall be inserted as follows:

          "4.5    Regulatory Approvals.

          (a)    Clinicals.    MacroPore shall be responsible for any and all clinical study design, investigator selection, data analysis in connection with clinical trials of the TS Surgical Film. Medtronic shall assist MacroPore in such clinical study activities such as investigator selection, and such other clinical matters as the parties may agree.

          (b)    Device Approvals.    MacroPore shall be responsible for filing, obtaining and maintaining any and all necessary regulatory approvals or clearances for the importation and/or commercialization of TS Surgical Film ("Device Approvals"). To the extent permitted by law, all foreign regulatory approvals, including those processed by Medtronic, shall be owned by MacroPore and shall be in the name of MacroPore. Except as otherwise required by law or agreed by the parties, MacroPore will be responsible for the content of its own labeling. In connection with obtaining Device Approvals, MacroPore shall bear the expenses of meeting any applicable TS Surgical Film design and manufacturing facility requirements applicable to its then current manufacturing facility, and shall take all steps as are necessary to meet the EMD Directive.

          (c)    Export.    MacroPore shall be responsible for obtaining all export licenses and permits as may be required to export the TS Surgical Film from the country of manufacture into the particular countries where such TS Surgical Film are delivered. Medtronic shall cooperate fully with MacroPore in its efforts to obtain any such approvals."

        2.5  Section 6.1(b) (Prices) of the Agreement shall be deleted in its entirety and the following inserted in its place.

          "6.1    Prices.

          (b)  MacroPore will establish the Price List (i) for Developed Products that are Spinal Implants based on [***] of the estimated average selling price per unit for each Product, excluding any sales, use or excise tax, freight, duty or insurance included therein; (ii) for Developed Products that are [***] based on [***] of the estimated average selling price per unit for each Product, excluding any sales, use or excise tax, freight, duty or insurance included therein; and (iii) for Developed Products that are TS Surgical Film based on [***] of the estimated average selling price per unit for each Product, excluding any sales, use or excise tax, freight, duty or insurance included therein; provided that in no event shall the Transfer Price for any Developed Product be less than [***] of MacroPore's Direct Manufacturing Cost for such Product during the preceding six-month period upon which the Price List is based."

        2.6  Section 10.1 (Term) of the Agreement shall be deleted in its entirety and the following inserted in its place.

          "10.1    Term.    This Agreement shall continue in force until the September 30, 2012 and shall automatically renew for successive five-year periods unless either party gives the other party written notice of non-renewal at least 180 days prior to such renewal date (the "Term")."

        2.7  Section 13.2 (Public Announcement) of the Agreement shall be deleted in its entirety and the following inserted in its place.

          "Public Announcement.    In the event any party proposes to issue any press release or public announcement concerning any provisions of this Agreement or the transactions contemplated hereby, such party shall so advise the other parties hereto, and the parties shall thereafter use their best efforts to cause a mutually agreeable release or announcement to be issued. Neither party will publicly disclose or divulge any provisions of this Agreement or the transactions contemplated hereby without the other party's written consent, except as may be required by applicable law or stock exchange regulation, and except for communications to such party's employees or customers or investors or prospective investors (subject to appropriate confidentiality obligations); provided that, prior to disclosure of any provision of this Agreement that either party considers particularly sensitive or confidential to any governmental agency or stock exchange, the parties shall cooperate to seek confidential treatment or other applicable limitations on the public availability of such information."

ARTICLE 3
RIGHT OF FIRST OFFER FOR DISTRIBUTION

        3.1    Right of First Offer for Distribution Rights.

        (a)  From and after the signing of that certain Amended and Restated Distribution Agreement by and between Medtronic and MacroPore (the "Amended and Restated Distribution Agreement") until (i) January 5, 2005 for any MacroPore products, devices, systems and instruments now or hereafter developed, manufactured, produced or sold by MacroPore; and (ii) until January 5, 2006 for MacroPore products, devices, systems and instruments now or hereafter developed, manufactured, produced or sold by MacroPore that relate to plates or mesh for orthopedic applications, MacroPore shall not enter into any definitive agreement with respect to the grant by MacroPore of distribution, sales representative, or sales or marketing license rights with respect thereto (such proposed grant of such rights referred to as a "Proposed Transaction") unless (x) such Proposed Transaction relates to the grant of distribution, sales representative or sales or marketing license rights with respect to TS Surgical Film for use exclusively in one or more of the MacroPore TS Surgical Film Fields; or (y) Medtronic is given MacroPore's Notice (as defined below) with respect thereto and MacroPore complies with the terms of this Section 3.1.

        (b)  If (i) MacroPore receives a bona fide offer or written indication of interest from a third party to enter into a Proposed Transaction (other than a Proposed Transaction described in Section 3.1(a)(x)) which MacroPore is willing to accept, or (ii) MacroPore determines to seek a third party to enter into a Proposed Transaction (other than a Proposed Transaction described in Section 3.1(a)(x)), then, in either such event MacroPore shall, within ten (10) days after such event, notify Medtronic in writing of MacroPore's receipt of such offer or indication of interest described in (i) above or of MacroPore's determination described in (ii) above ("MacroPore's Notice"). MacroPore's Notice shall include a copy of such offer or indication of interest and any other terms of such Proposed Transaction proposed by such third party, in the case of (i) above, or all material terms and provisions upon which MacroPore proposes to seek a third party to enter into a Proposed Transaction, in the case of (ii) above. For a period of 45 days following Medtronic's receipt of MacroPore's Notice with respect to such Proposed Transaction (referred to in this Section 3.1 as the "Exclusive Period"), Medtronic shall have the exclusive right to negotiate with MacroPore regarding the material terms of such Proposed Transaction and, with respect to a Proposed Transaction initiated by MacroPore pursuant to (ii) above, the irrevocable right and option to enter into the Proposed Transaction on the terms and provisions specified in MacroPore's Notice. In the event Medtronic proposes, in the course of negotiation with MacroPore during the Exclusive Period, terms and provisions more favorable to MacroPore than those contained in Medtronic's initial proposal to MacroPore, then Medtronic shall memorialize such revised proposed terms and provisions in writing prior to the end of the Exclusive Period.

        (c)  During the Exclusive Period, MacroPore shall negotiate in good faith exclusively with Medtronic regarding the material terms of such Proposed Transaction or any comparable transaction. During the Exclusive Period, MacroPore shall not solicit offers from, negotiate with, or provide information to any third party regarding the Proposed Transaction or any comparable transaction. Nothing in this section shall prohibit MacroPore from consulting with or providing information to its attorneys, accountants, investment bankers or other consultants or advisors.

        (d)  If during the Exclusive Period MacroPore and Medtronic fail to reach agreement in principal upon the material terms for such Proposed Transaction and, in the event of a Proposed Transaction initiated by MacroPore pursuant to (b)(ii) above, Medtronic fails to exercise its option to enter into such Proposed Transaction, then, subject to Section 3.1(e), MacroPore shall have 120 days after the expiration of the Exclusive Period in which to complete such Proposed Transaction with the third party whose bona fide offer or indication of interest was described in MacroPore's Notice (with respect to a Proposed Transaction described in (b)(i) above) or with any third party (with respect to a Proposed Transaction described in (b)(ii) above); provided that MacroPore may not complete such Proposed Transaction unless the terms and provisions thereof are, in the aggregate, (with respect to a Proposed Transaction described in (b)(i) above) more favorable to MacroPore (as reasonably and in good faith determined by MacroPore's Board of Directors) than the terms and provisions most favorable to MacroPore that were proposed by Medtronic in its negotiations with MacroPore, or (with respect to a Proposed Transaction described in (b)(ii) above) at least as favorable to MacroPore as the terms and provisions specified in MacroPore's Notice. If MacroPore fails to complete such particular Proposed Transaction within such 120-day period, then Medtronic's rights under this Section 3.1 shall be reinstated and MacroPore may not enter into such Proposed Transaction without first giving Medtronic a new MacroPore's Notice and complying with the terms of this Section 3.1.

        (e)  Nothing in this Section 3.1 shall limit, modify or diminish, or permit MacroPore to enter into any Proposed Transaction in conflict with, Medtronic's (or its Affiliates') rights under the Asset Purchase Agreement by and between Medtronic PS Medical, Inc. and MacroPore of even date herewith, that certain License Agreement by and between Medtronic PS Medical, Inc. and MacroPore contemplated by such Asset Purchase Agreement, or that certain Amended and Restated Distribution Agreement by and between Medtronic and MacroPore contemplated by such Asset Purchase Agreement (the "Amended and Restated Distribution Agreement").

        (f)    This Section 3.1 expressly supersedes that certain Temporary Waiver of Right of First Offer for International Distribution Rights of MacroPore Bioresorbable Films (Surgi-Wrap) dated June 21, 2002 between MacroPore and Medtronic as Amended.

        3.2    Payment for Limited Waiver of First Offer Rights.    In consideration of Medtronic's waiver of distribution and sales representative and sales or marketing license rights with respect to TS Surgical Film for use exclusively in one or more of the MacroPore TS Surgical Film Fields, MacroPore shall pay Medtronic the sum of Four Million Dollars ($4,000,000). Such payment shall be made by wire transfer to an account designated in writing by Medtronic on the date of signing the Amended and Restated Distribution Agreement.

ARTICLE 4
MISCELLANEOUS

        4.1    Effect on Amendment.    Except as amended hereby, the Agreement shall remain unchanged and in full force and effect.

        4.2    Complete Agreement.    This Amendment and the Agreement, as amended hereby, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements whether written or oral relating hereto.

        4.3    Governing Law.    This Amendment shall be governed by and interpreted in accordance with the laws of the State of Minnesota, including all matters of construction, validity, performance and enforcement, without giving effect to principles of conflict of laws.

        4.4    Titles and Headings; Construction.    The titles and headings to the Articles and Sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Amendment. This Amendment shall be construed without regard to any presumption or other rule requiring construction hereof against the party causing this Amendment to be drafted.

        4.5    Illegality; Severability.    In case any provision of this Amendment shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

        4.6    Counterparts.    This Amendment may be executed in any number of counterparts, each of which shall be deemed as original and all of which together shall constitute one instrument.

        IN WITNESS WHEREOF, each of the parties has caused this Amendment No. 2 to Development and Supply Agreement to be executed in the manner appropriate to each, as of the date first written above.

MACROPORE BIOSURGERY, INC.
By:

Its:

MEDTRONIC, INC.
By:

Its: Vice President and Chief Development Officer

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AMENDMENT NO. 2 TO DEVELOPMENT AND SUPPLY AGREEMENT
RECITALS
ARTICLE 1 DEFINITIONS
ARTICLE 2 AMENDMENT
ARTICLE 3 RIGHT OF FIRST OFFER FOR DISTRIBUTION
ARTICLE 4 MISCELLANEOUS